

Mail Stop 3561

September 29, 2015

Brian Davidson
Chief Executive Officer
Epic Stores Corp.
20805 North 19th Avenue, #2
Phoenix, AZ, 85027

      Re: Epic Stores Corp.
                Registration Statement on Form S-1
                Filed August 31, 2015
                File No. 333-206662

Dear Mr. Davidson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that the selling shareholders received the securities being registered for resale while you were a shell company. Shareholders that receive shares of a shell company are considered underwriters in connection with any resale of those securities until one year from the date Form 10 information has been publicly filed, as specified in Rule 144(i). Accordingly, please identify the selling shareholders as underwriters. Additionally, you must conduct the offering for resale of these securities at a fixed price for the duration of the offering. Please revise your registration statement accordingly.

2.   Please also note that we do not consider the OTC Pink Sheets to be an existing market for purposes of conducting an at-the-market resale offering under Rule 415 or for meeting the requirement to provide an offering price as required by Item 501 of Regulation S-K. As a result, until a public market emerges for your common stock, the selling security

holders can offer your common stock for resale only at a fixed price or within a bona fide price range. Accordingly, please revise your disclosure on the prospectus cover page, in the plan of distribution and elsewhere in the prospectus as necessary to provide that the selling security holders will offer and sale your common stock at a fixed price or within a bona fide price range until a public market emerges for your common stock and, thereafter, at prevailing market prices. Please refer to Item 16 of Schedule A to the Securities Act of 1933, as amended, and Item 501(b)(3) of Regulation S-K

3. Since the company is a former shell company, please discuss in your prospectus the prohibition on resales under Rule 144 of the Securities Act of 1933 until the conditions set forth in Rule 144(i) are met. Also provide risk factor disclosure of the limitations on resales pursuant to Rule 144(i).

Summary, page 5

4. Please revise your prospectus summary to state that your auditors have issued a going concern opinion.

5. Please revise your disclosure to clarify that you were a shell company immediately prior to the acquisition of Epic.

The June 2015 Private Placement Financing, page 5

6. We note the liquidated damages that are payable pursuant to the terms of the Rights Agreement in the event that this registration statement is not timely filed or declared effective. Please update this disclosure to address whether any damages were deemed due and payable because it does not appear that you met the conditions of the Rights Agreement and, if so, clearly state the amount.

Summary Financial Information, page 6

7. Please tell us your consideration of disclosing net loss per share for all periods presented as well as pro forma net loss per share for the year ended December 31, 2014 reflecting the June 24, 2015 recapitalization. Refer to Rule 8-04 of Regulation S-X.

Selling Stockholders, page 12

8. We note the disclosure on page 14 that information about the selling stockholders may change and that you will file a prospectus supplement to reflect such changes. Please note that any new investor must acquire the shares from a selling stockholder previously named in the registration statement and that the aggregate number of securities or dollar amount registered cannot change. Please confirm your understanding in this regard. Please refer to Securities Act Rules Compliance and Disclosure Interpretation 220.04.

9.   Please disclose whether any of your selling shareholders are registered broker-dealers or affiliates of broker-dealers.

Description of Business

Corporate Overview, page 19

10.   Please include a brief summary of the acquisition of Epic pursuant to the Exchange Agreement.

Business Strategy

Retail Store Strategy, page 21

11.   You state that you "expect to open eight to eighteen new stores" and anticipate expending "$200,000 to $400,000 per store opening." We also note your disclosure on page 65 that your "cash flow from operations will not meet [your] present and near-term cash needs" and that you "will require additional cash resources" to meet your planned capital expenditures and working capital requirements. Here or in your Liquidity discussion, please revise to include a more detailed discussion of the proposed costs involved in each of your proposed strategic plans as well as any proposed sources of funding, and address how your business goals and objectives will change based on your ability or inability to raise additional capital. Further, to the extent you discuss future plans, such as the opening of additional stores, the discussion should be balanced to include time frames for implementing such plans and any material obstacles or uncertainties that would impede commencement of the foregoing. If the company has no secure financing plans at this time, please so state.

Purchasing and Product Sourcing Strategy, page 22

12.   You note that "one third of [your] merchandise [is purchased] through a single agent." Please advise whether any written agreement is in place with this agent and, if so, file it as an exhibit to this registration statement. Refer to Item 601(b)(10) of Regulation S-K. Please also tell us whether Atlas is the "single agent" to which you refer. In this regard, we note your disclosure on page 30 that Atlas "supplies the majority of its goods to Epic."

13.   You state that the "balance of [your] product is provided by offering fundraisers to local schools, churches and other charitable organizations" and that you "provide funding to these organizations in exchange for the received product." Please provide additional disclosure about how you source products through fundraisers at local schools and churches, including whether such products are donated and/or whether any cash payments are made by the company in exchange for such products, and briefly describe the types of terms that you refer to in this paragraph.

Unaudited Interim Financial Statements

Notes to the Condensed Consolidated Financial Statements (Unaudited)

I. Organization and Description of Business

History and Organization, page 30

14.   You state that Atlas "is controlled by the majority shareholders of Epic Corp." Yet, based on the holders identified in your beneficial ownership table on page 73, it is not clear who those controlling parties are. Please advise.

3. Summary of Significant Accounting Policies, page 31

15.   We note your disclosure in the sixth paragraph on page 50 that you were a limited liability company from inception until May 20, 2015. Please disclose your accounting policy for income taxes subsequent to May 20, 2015.

8. Related Party Transactions, page 35

16.   Reference is made to the first and second paragraphs of Note 8. Please tell us how you accounted for the settlement of the $200,000 unsecured promissory note and $89,000 advance payable referencing authoritative literature that supports your accounting treatment. Please also tell us whether the existence and terms of the $200,000 unsecured promissory note are disclosed in Note 9 and if so, where.

Note 9. Note Payable, page 36

17.   We note that on March 18, 2015 and April 16, 2015 you issued $750,000 and $200,000 of convertible debt. Please explain to us in detail how you accounted for the conversion options at issuance and beyond referencing authoritative literature that supports your accounting treatment.

18.   Reference is made to the convertible note break-up provision disclosed in the first paragraph on page 37. Please explain this provision to us in further detail and tell us why the $50,000 break-up fee was not accrued as of June 30, 2015 referencing authoritative literature that supports not accruing such amount.

Audited Financial Statements, page 41

19.   On September 18, 2015, De Joya Griffith LLC agreed to settle SEC charges filed in January 2015. The agreed upon settlement includes De Joya Griffith LLC consenting to an order suspending it from appearing and practicing before the Commission as an accountant for a minimum of five years. See the related SEC Press Release at:

http://www.sec.gov/news/pressrelease/2015-196.html. Please have your financial statements re-audited by a PCAOB registered firm.

Notes to Financial Statements (Audited), page 46

20.   Please disclose revenues from external customers for each product or each group of similar products unless it is impracticable to do so. If providing the information is impracticable, please disclose that fact. Refer to ASC 280-10-50-40.

3. Summary of Significant Accounting Policies

Sales Returns and Allowances, page 49

21.   Reference is made to your disclosure of online sales. Please tell us the amounts of revenue generated from online sales for the years ended December 31, 2014 and 2013 and the six months ended June 30, 2015 and 2014.

4. Variable Interest Entity, page 51

22.   Referencing applicable authoritative literature, please explain to us in detail why Atlas is a variable interest entity and why you are the primary beneficiary. Please also expand your disclosure in this regard. Refer to ASC 810-10-50-12a.

23.   If the assets of Atlas can be used only to settle specific obligations of Atlas, please disclose this fact and qualitative information about the nature of the restrictions. In addition, disclose the lack of recourse if creditors (or beneficial interest holders) of Atlas have no recourse to your general credit. Finally, please disclose the terms of arrangements, giving consideration to both explicit arrangements and implicit variable interests, that could require you to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to Atlas, including events or circumstances that could expose you to a loss. Refer to ASC 810-10-50-14.

12. Subsequent Events, page 58

24.   Reference is made to your disclosure in the last paragraph on page 59 that you issued 3,000,000 shares of common stock to nine current stockholders on June 3, 2015 for aggregate consideration of $3,000. Please tell us how you accounted for this transaction including the amount, if any, of compensation expense recognized referencing authoritative literature that supports the accounting treatment. In doing so, please address your consideration of common share values in contemporaneous transactions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 61

25.   Please revise to discuss same store sales, gross profit as a percentage of total revenues, interest expense and other income for all financial statement periods presented in this registration statement or explain to us why such discussion is not relevant. Refer to Items 303(a)(3) and 303(b)(2) of Regulation S-K.

26.   Please revise to discuss retail revenue, wholesale revenues, cost of revenues and gross profit for the three and six months ended June 30, 2015 and 2014. Refer to Items 303(a)(3) and 303(b)(2) of Regulation S-K.

Liquidity and Capital Resources, page 64

27.   Reference is made to the third paragraph on page 65 which discloses the underlying reasons for the increase in cash used in investing activities for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014. The underlying reasons disclosed do not appear applicable to investing cash flows. Please revise to discuss the underlying reasons for the increase.

28.   Please describe how you used the proceeds from the June 2015 private placement.

Cash Requirement's, page 65

29.   We note your disclosure that "cash flow from operations will not meet [your] present and near-term cash needs" and that you "will require additional cash resources… to meet [your] planned capital expenditures and working capital" over the next twelve months. In discussing your expected liquidity needs, please state (i) the minimum number of months that you expect to be able to conduct planned operations and to satisfy your obligations using currently-available capital resources and (ii) the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. Refer to Item 303(a)(1) of Regulation S-K.

30.   Please also include in your disclosure a discussion of how you will prioritize use of existing cash resources to pay for the various plans and fixed operational expenses discussed elsewhere in your registration statement, including, without limitation, remediation measures for your identified material weakness in internal controls, repayment of indebtedness, offering costs, ongoing SEC reporting costs, planned store expansions, personnel and marketing costs, and equipment and leasehold improvements. In this regard we note that pursuant to section 2.5 of the Rights Agreement, the company is prohibited from using proceeds of the June 2015 private placement to repay outstanding indebtedness. For guidance, see Section III.C of SEC Release No. 33-6835, available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

Directors, Executive Officers, Promoters and Control Persons, page 66

31.   Pursuant to the terms of the Rights Agreement, we note that certain shareholders have the right to appoint an investor nominee and observer to your board of directors. Please advise whether any existing director currently serves in such capacity and revise your disclosure accordingly.

Business Experience

Zachary Bradford, Chief Financial Officer and Director, page 66

32.   You note that Mr. Bradford joined the company in March 2015, yet state later in the same sentence that he has been working there for "over the past 24 months." Please revise to address this discrepancy.

Security Ownership of Certain Beneficial Owners and Management, page 73

33.   On page 13 you identify Foruno Assets SA as a selling stockholder holding 1,748,207 shares of your common stock, which appears to exceed five percent of your total outstanding common stock. Please advise why such shareholder is not identified in your beneficial ownership table or revise your disclosure accordingly. Refer to Item 403(a) of Regulation S-K.

34.   It appears that, in some cases, the number of shares reflected in the beneficial ownership table includes shares deposited into escrow pursuant to the escrow agreement dated June 24, 2015. Please disclose which person(s) have investment, voting and dispositive power over such escrowed shares.

Certain Relationships and Related Party Transactions, page 74

35.   Please revise your disclosure to discuss the terms of the management consulting agreement entered into with Titan Investments, LLC, as referenced in footnote 8 to your summary compensation table on page 71, or advise.

Recent Sales of Unregistered Securities, page 78

36.   You note on page 71 that shares were issued to certain company executives in lieu of salaries payable during the fiscal years ended December 31, 2014 and 2013. Please revise your disclosure to include these issuances of securities. Please refer to Item 701 of Regulation S-K.

Exhibits

Exhibit 5.1, page 79

37.   Please have counsel revise their opinion letter to expressly consent to reference to their firm under the caption "Legal Matters" in the prospectus, consistent with Section IV of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Virgil Hlus, Esq.
        Clark Wilson, LLP